RECEIVED
2007 JUN -5 A 7:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/07

31st May 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07024080

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of the announcement dated 30th May 2007 regarding the poll results of 2007 Annual General Meeting pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

South China Morning Post
Publication Date : 31st May 2007

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

ANNUAL GENERAL MEETING HELD ON 30TH MAY 2007
POLL RESULTS

The poll results in respect of the resolutions proposed at the Annual General Meeting (the "AGM") of Shanghai Industrial Holdings Limited (the "Company") held on 30th May 2007 are as follows:

Resolutions			Number of Votes (%)	
			For	Against
1.		To adopt the audited consolidated Financial Statements and the Reports of the Directors and the Auditor for the year ended 31st December 2006.	752,344,588 (100%)	0 (0%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
2.		To declare a final dividend for the year ended 31st December 2006.	756,437,601 (100%)	0 (0%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
3.	a.	To re-elect Mr. Qu Ding as Director.	754,943,601 (99.80%)	1,494,000 (0.20%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
	b.	To re-elect Mr. Lu Ming Fang as Director.	754,943,601 (99.80%)	1,494,000 (0.20%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
	c.	To re-elect Mr. Yao Fang as Director.	754,943,601 (99.80%)	1,494,000 (0.20%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
	d.	To re-elect Mr. Tang Jun as Director.	754,943,601 (99.80%)	1,494,000 (0.20%
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
	e.	To authorise the Board of Directors to fix the Directors' remuneration.	755,102,501 (99.82%)	1,330,100 (0.18%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
4.		To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditor and to authorise the Board of Directors to fix Auditor's remuneration.	756,437,601 (100%)	0 (0%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
5.		To give a general mandate to the Directors to repurchase shares not exceeding 10% of the aggregate nominal amount of the existing issued share capital.	756,432,601 (100%)	0 (0%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
6.		To give a general mandate to the Directors to allot, issue and deal with shares not exceeding 20% of the existing issued share capital.	570,205,229 (75.38%)	186,227,372 (24.62%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
7.		To extend the general mandate granted to the Directors to issue shares by the number of shares repurchased.	586,179,329 (77.49%)	170,253,372 (22.51%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		

As at the date of the AGM, the number of issued shares of the Company was 969,059,000 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM.

Secretaries Limited, the Share Registrar of the Company, acted as Scrutineer for the poll at the AGM.

By Order of the Board
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 30th May 2007

As at the date of this announcement, the Board of Directors of the Company comprises eight Executive Directors, namely Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun and three Independent Non-Executive Directors, namely, Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis.

END